January 28, 2022

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson,

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 3:00pm on 01/28/22

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibit F

Attachment

Summary of changes made to Exhibit F:

- See Exhibit F cover page for additional details

***Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.**

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **01/28/22**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

22000717

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 01/28/22 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 3:00pm on 01/28/22] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Registration of Originating Clearing Firm(s) for Select Customer Options Reduction ("SCORe") Program Form: updated contact information

Cboe Options Exchange
Registration of Originating Clearing Firm(s)
For Select Customer Options Reduction ("SCORe") Program

Any Trading Permit Holder ("TPH") Originating Clearing Firm or non-TPH Originating Clearing Firm that wishes to participate in Select Customer Options Reduction ("SCORe") must provide the information below by the 25th day of the month preceding the month in which their participation in the SCORe discount program will commence. For this program, an "Originating Clearing Firm", will be defined as either (a) the executing clearing OCC number on any transaction which does not also include a Clearing Member Trading Agreement ("CMTA") OCC clearing number or (b) the CMTA in the case of any transaction which does include a CMTA OCC clearing number.

The Exchange will aggregate an Originating Clearing Firm's volume with volume of their OCC clearing affiliates if such affiliates are reported to the Exchange and there is at least 75% common ownership between the firms as reflected on each firm's Form BD, Schedule A. Any changes to such affiliations must be provided to the Exchange via this form immediately.

ORIGINATING CLEARING MEMBER	
Firm Name:	
OCC Firm No:	
AFFILIATED CLEARING MEMBER	
Firm Name:	
OCC Firm No:	
AFFILIATED CLEARING MEMBER	
Firm Name:	
OCC Firm No:	
BILLING CONTACT FOR ORIGINATING CLEARING MEMBER	
Name:	Title:
Phone:	Email:

Please fill out the above information and e-mail the completed form as an attachment to membershipservices@cboe.com.

Additional Information:
Questions may be directed to the Options Account Coverage group at optionsaccountcoverage@cboe.com or Membership Services at membershipservices@cboe.com.

____ ____
Originating Clearing Firm Authorizing Signature[1] Printed Name

____ ____
Title Date

[1] Must be an Executive Officer and/or Director listed on Form BD, Schedule A